UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 144 NOTICE OF PROPOSED SALE OF SECURITIES PURSUANT TO RULE 144
UNDER THE SECURITIES ACT OF 1933
OMB APPROVAL
SEC USE ONLY
CUSIP NUMBER
1 (a) NAME OF ISSUER
(b) IRS IDENT NO
(c) SEC FILE NO.
WORK LOCATION
1 (d) ADDRESS OF ISSUER STREET CITY STATE ZIP CODE
(e) TELEPHONE NO.
AREA CODE
NUMBER
2 (a) NAME OF PERSON FOR WHOSE ACCOUNT THE
SECURITIES ARE TO BE SOLD
(b) RELATIONSHIP TO ISSUER
(c) ADDRESS STREET CITY STATE ZIP CODE
INSTRUCTION: The person filing this notice should contact the issuer to obtain the I.R.S. Identification Number and the S.E.C. File Number.
3(a)
(b)
SEC USE ONLY
(c) Number of Shares or Other Units To Be Sold
(d) Aggregate Market Value
(e) Number of Shares or Other Units Outstanding
(f) Approximate Date of Sale
(g) Name of Each Securities Exchange
Title of the Class of Securities To Be Sold
Name and Address of Each Broker Through Whom the Securities are to be Offered or Each Market Maker who is Acquiring the Securities Broker-Dealer File Number
INSTRUCTIONS: 3.(a) Title of the class of securities to be sold
1.(a) Name of issuer(b) Name and address of each broker through whom the securities are intended to be sold(b) Issuers I.R.S. Identification Number(c) Number of shares or other units to be sold
(if debt securities, give the aggregate face amount)
(c) Issuers S.E.C. file number, if any(d) Aggregate market value of the securities to be sold as of a specified date within 10 days prior to the filing of this notice(d) Issuers address, including zip code(e) Number of shares or other units of the class outstanding, or if debt securities the face amount thereof outstanding, as shown
(e) Issuers telephone number, including area codeby the most recent report or statement published by the issuer
(f) Approximate date on which the securities are to be sold.(a) Name of person for whose account the securities are to be sold
(g) Name of each securities exchange, if any, on which the securities are intended to be sold(b) Such persons relationship to the issuer
(e.g. officer, director, 10 stockholder, or member of immediate family of any of the foregoing) (c) Such persons address, including zip code Potential persons who are to respond to the collection of information contained in this form are notrequired to respond unless the form displays a currently valid OMB control number.
SEC 1147 0807
ServisFirst Bancshares, Inc. 260734029 00136452
850 Shades Creek Parkway Birmingham AL 35209
Kenneth Lee Barber Regional CEO 2678 Hickory Level Rd
Villa Rica, GA 30180
Common
FNBB Capital Markets, LLC
600 University Park Place, Suite 380
Birmingham, AL 35209
21,073 882,116 02 28 2017 NASDAQ
TABLE I SECURITIES TO BE SOLD
Furnish the following information with respect to the acquisition of the securities to be sold and with respect to the payment of all or any part of the purchase price or other consideration therefor:
Title of the Class
Date you Acquired
Nature of Acquisition Transaction
Name of Person from Whom Acquired
(If gift, also give date donor acquired)
Amount of Securities Acquired
Date of Payment
Nature of Payment
INSTRUCTIONS: If the securities were purchased and full payment therefor was not made in cash at the time of purchase, explain in the table or in a note thereto the nature of the consideration given.
If the consideration consisted of any note or other obligation, or if payment was made in installments describe the arrangement and state when the note or other obligation was discharged in full or the last installment paid.
TABLE II SECURITIES SOLD DURING THE PAST 3 MONTHS
Furnish the following information as to all securities of the issuer sold during the past 3 months by the person for whose account the securities are to be sold.
Name and Address of Seller
Title of Securities Sold
Date of Sale
Amount of Securities Sold
Gross Proceeds
REMARKS:
INSTRUCTIONS:
See the definition of person in paragraph (a) of Rule 144.
Information is to be given not only as to the person for whose account the securities are to be sold but also as to all other persons included in that definition. In addition, information shall be given as to sales by all persons whose sales are required by paragraph (e) of Rule 144 to be aggregated with sales for the account of the person filing this notice.
ATTENTION: The person for whose account the securities to which this notice relates are to be soldhereby represents by signing this notice that he does not know any material adverse information in regard to the current and prospective operations of the Issuer of the securities to be sold which has not been publicly disclosed. If such person has adopted a written trading plan or given trading instructions to satisfy Rule 10b5-1 under the Exchange Act, by signing the form and indicating the date that the plan was adopted or the instruction given, that person makes such representation as of the plan adoption or instruction date.
DATE OF NOTICE (SIGNATURE)
The notice shall be signed by the person for whose account the securities are to be sold. At least one copy
DATE OF PLAN ADOPTION OR GIVING OF INSTRUCTION,
IF RELYING ON RULE 10B51 of the notice shall be manually signed.
Any copies not manually signed shall bear typed or printed signatures.
ATTENTION: Intentional misstatements or omission of facts constitute Federal Criminal Violations
SEC 1147 02-08
Common 1 31 2015 Merger
ServisFirst Bancshares 21,073 1 31 2015 Merger exchange